[NAM TAI LOGO]                                                      NEWS RELEASE
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REPRESENTED BY PAN PACIFIC I.R. LTD.                      CONTACT: Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL:(604) 669-7800 FAX: (604) 669-7816                       WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831


                           NAM TAI ELECTRONICS, INC.
                            First Quarter Dividends

VANCOUVER, CANADA -- March 23, 2005 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE) announced that it will pay the first quarter dividend of $0.33 per share on or before April 21, 2005 to all shareholders of record at the close of business on March 31, 2005.

The Company recently announced its new dividend policy: the annual dividend in 2005 was determined by combining 2/3 operating income ($28.9 million) and 1/3 other income in cash ($81.8 million) from 2004. Based on the 42.7 million shares outstanding, the Company will pay a dividend of $1.32 per share for 2005, which consists of $0.68 per share from 2004's operating income and a dividend of $0.64 per share from 2004's other income in cash. The dividend of $1.32 per share will be paid in equal amounts of $0.33 per share in each quarter of 2005.

2004 Form 20-F
--------------

The Company has filed its Form 20-F for the fiscal year ended December 31, 2004 with the U.S. Securities and Exchange Commission ("SEC") in Electronic Data Gathering and Retrieval ("EDGAR") format on March 15, 2005. Interested parties may have access to the filed Form 20-F of Nam Tai at the website of SEC at: http://www.sec.gov/Archives/edgar/data/829365/000114554905000363/
u99587e20vf.htm.

About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit sub-assemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited ("NTEEP") and J.I.C. Technology Company Limited ("JIC"). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock code of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are

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reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC, when compared with the financial statements of the Company. Furthermore, different subsidiaries of the Company may have a different peak season during a year.





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